Exhibit 99.2

 InflaRx - virtual R&D event INF904: oral C5aR inhibitor with best-in-class potential in the immuno-dermatology and broader I&I space  June 5, 2024 – 12 p.m. EST (US) / 6pm CET (EU)

 Important Notice and Disclaimer  This presentation has been prepared by InflaRx N.V. (“InflaRx” or the “Company”). This presentation is made for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy securities. This presentation may not be relied upon in connection with the purchase or sale of any security and should not be construed as investment advice.  Forward-Looking Statements  This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this release and may include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals and related treatment recommendations by medical/healthcare institutes and other third-party organizations, our ability to successfully commercialize and the receptiveness of GOHIBIC (vilobelimab) as a treatment for COVID-19 by COVID-19 patients and U.S. hospitals or our other product candidates; our expectations regarding the size of the patient populations for, market opportunity for, coverage and reimbursement for, estimated returns and return accruals for, and clinical utility of GOHIBIC (vilobelimab) in its approved or authorized indication or for vilobelimab and any other product candidates, under an Emergency Use Authorization (EUA) and in the future if approved for commercial use in the U.S. or elsewhere; our ability to successfully implement The InflaRx Commitment Program, the success of our future clinical trials for vilobelimab’s treatment of COVID-19 and other debilitating or life-threatening inflammatory indications, including pyoderma Gangraenosum (PG), and any other product candidates, including INF904, and whether such clinical results will reflect results seen in previously conducted pre-clinical studies and clinical trials; the timing, progress and results of pre-clinical studies and clinical trials of our product candidates and statements regarding the timing of initiation and completion of studies or trials and related preparatory work, the period during which the results of the trials will become available, the costs of such trials and our research and development programs generally; our interactions with regulators regarding the results of clinical trials and potential regulatory approval pathways, including related to our Marketing Authorization Application (MAA) submission for vilobelimab and our biologics license application submission for GOHIBIC (vilobelimab), and our ability to obtain and maintain full regulatory approval of vilobelimab or GOHIBIC (vilobelimab) for any indication; whether the US Food and Drug Administration (FDA), the European Medicines Agency (EMA) or any comparable foreign regulatory authority will accept or agree with the number, design, size, conduct or implementation of our clinical trials, including any proposed primary or secondary endpoints for such trials; our expectations regarding the scope of any approved indication for vilobelimab; our ability to leverage our proprietary anti-C5a and C5aR technologies to discover and develop therapies to treat complement-mediated autoimmune and inflammatory diseases; our ability to protect, maintain and enforce our intellectual property protection for vilobelimab and any other product candidates, and the scope of such protection; our manufacturing capabilities and strategy, including the scalability and cost of our manufacturing methods and processes and the optimization of our manufacturing methods and processes, and our ability to continue to rely on our existing third-party manufacturers and our ability to engage additional third-party manufacturers for our planned future clinical trials and for commercial supply of vilobelimab and for the finished product GOHIBIC (vilobelimab); our estimates of our expenses, ongoing losses, future revenue, capital requirements and our needs for or ability to obtain additional financing; our ability to defend against liability claims resulting from the testing of our product candidates in the clinic or, if approved, any commercial sales; if any of our product candidates obtain regulatory approval, our ability to comply with and satisfy ongoing obligations and continued regulatory overview; our ability to comply with enacted and future legislation in seeking marketing approval and commercialization; our future growth and ability to compete, which depends on our retaining key personnel and recruiting additional qualified personnel; and our competitive position and the development of and projections relating to our competitors in the development of C5a and C5aR inhibitors or our industry; and the risks, uncertainties and other factors described under the heading “Risk Factors” in our periodic filings with the US Securities and Exchange Commission (SEC). These statements speak only as of the date of this press release and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

 Important Notice and Disclaimer  Information and Sources  Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and InflaRx’s own internal estimates and research. While InflaRx believes these third-party sources to be reliable as of the date of this presentation, it has not independently verified, and makes no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources.  In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Further, while we believe our own internal research is reliable, such research has not been verified by any independent source.  About InflaRx N.V.  InflaRx (Nasdaq: IFRX) is a biopharmaceutical company pioneering anti-inflammatory therapeutics by applying its proprietary anti-C5a and anti-C5aR technologies to discover, develop and commercialize first-in-class, potent and specific inhibitors of the complement activation factor C5a and its receptor C5aR. C5a is a powerful inflammatory mediator involved in the progression of a wide variety of inflammatory diseases. InflaRx’s lead product candidate, vilobelimab, is a novel, intravenously delivered, first-in-class, anti-C5a monoclonal antibody that selectively binds to free C5a and has demonstrated disease-modifying clinical activity and tolerability in multiple clinical studies in different indications. InflaRx was founded in 2007, and the group has offices and subsidiaries in Jena and Munich, Germany, as well as Ann Arbor, MI, USA. For further information, please visit www.inflarx.com.

 Content  Page 4  Presentation of today’s speakers and company introduction  Current understanding of the C5a/C5aR1 biology  Prof. Dr. med. Jörg Köhl   The Role of C5aR in chronic spontaneous urticaria (CSU)  Prof. Dr. med. Marcus Maurer   The Role of C5aR in hidradenitis suppurativa (HS)   Prof. Chris Sayed, MD  Next clinical development steps for INF904  Commercial considerations  Summary and conclusion  Q&A  Q&A

Today’s presenters



Prof. Dr. med. Jörg Köhl
Director, Institute for Systemic Inflammation Research (ISEF) University of Lübeck, Germany



Prof. Dr. med. Marcus Maurer
Managing Director, Institute for Allergy Research, Charité University Hospital, Berlin, Germany



Dr. Chris Sayed, MD
Prof. of Dermatology
UNC School of Medicine, Dermatology, Chapel Hill, NC
Secretary, HS Foundation, USA



Prof. Niels Riedemann
Founder and CEO



Camilla Chong, MD
CMO



Prof. Renfeng Guo
Founder and CSO



Dr. Thomas Taapken
CFO



Jan Medina
VP Investor Relations

Page 5

inflaRx

Late-stage pipeline targets multiple sizable markets

		INDICATIONS	PRECLIN	PHASE I	PHASE II	PHASE III	MARKET	STATUS & MILESTONES
IMMUNO-DERMATOLOGY	**vilobelimab** *C5a Inhibitor*	pyoderma gangrenosum						Enrollment ongoing Interim analysis for adaptation and futility anticipated in 2025
	INF904 *Oral C5aR Inhibitor*	chronic spontaneous urticaria						Phase IIa "basket study" anticipated by YE 2024 Data anticipated in 2025
		hidradenitis suppurativa						Phase IIa "basket study" anticipated by YE 2024 Data anticipated in 2025
		other immuno-dermatology						Additional indications in immuno-dermatology
	IFX002 *C5a Inhibitor*	vilobelimab life-cycle approach						For optimized use in chronic inflammatory indications
OTHER	**INF904** *Oral C5aR Inhibitor*	various						Additional chronic indications in I&I including neurology, nephrology and hematology and others
	Gohibic **vilobelimab** *C5a Inhibitor*	critical COVID-19						US EUA granted; EU MAA under review
		broader ARDS						ARDS "Phase III ready"

Page 6

inflaRx

 IFRX strategic focus: why immuno-dermatology  Strong rationale for the role of C5a/C5aR based on mechanism of action, pre-clinical and clinical data  Potential to target several attractive, billion-dollar+ commercial markets with an attractive new MoA which is not currently addressed by any other drug under development in this space  For CSU and HS: Established endpoints with the ability of INF904 to potentially achieve a clinical edge and prove to be a differentiated competitor  INF904 is an oral drug with no known safety concerns related to the MoA and potential broad therapeutic index  Established network of experts and clinical development expertise  Page 7

INF904 – highly selective C5aR1 inhibitor with "best in class" potential

- ✓ **Superior PK/PD profile** in Phase I SAD and MAD studies compared to reported data from marketed comparator avacopan:
  - **~3-fold higher C_{max}** and **~10-fold higher AUC_{last}** (at comparable dosing levels)
  - **Significantly increased blocking activity** >90% blocking of C5a activity
  - **Faster achievement of therapeutic exposures** with broad therapeutic index, BID and QD dosing
- ✓ **Favorable drug safety profile** supported by preclinical studies and data reported from InflaRx's Phase I SAD and MAD trials
- ✓ **Other favorable features** compared to avacopan:
  - **Higher drug strength with potential for reduced capsule intake**
  - **Much weaker inhibitor of CYP3A4/5 in pre-clinical studies**

These properties allow for exploring a significantly more potent C5aR1 inhibition in patients and this, ultimately, may lead to higher clinical efficacy for INF904

This **could open significant additional market opportunities**



Avacopan 30mg
INF904 3mg
INF904 10mg
INF904 30mg
INF904 60mg
INF904 120mg
INF904 240mg
Plasma Conc. (ng/ml)
Time (hr)
INF904 240mg
INF904 120mg
INF904 60mg
INF904 30mg
Avacopan* 30mg



rhC5a-CD11b Response, 30 mg b.i.d., 27 doses
% Change on CD11b Level
rhC5a (nM)
t=0
t=24h
t=144h
t=168h
t=312h
t=336h

*InflaRx data on file: PK Results From Single Ascending Dose (SAD) Phase 1 study – note: Avacopan data (Becker et al, 2016, PLoS One) are superimposed in graph for orientation. Avacopan was not included as a comparator in INF904 Phase I study
** InflaRx data on file: PD Results from multiple ascending dose (MAD) Phase 1 study.

Page 8
inflaRx

  Current understanding of the C5a/C5aR1 biology  Prof. Dr. Jörg Köhl  Why target C5aR1 in the immuno-dermatologic space?

 Zhang and Köhl Expert Rev Clin Immunol 2010  Complement translates danger signals into a broad range of cellular responses  High/  Moderate  Laumonnier et al Mol Immunol 2017  Low  Mast cell  C5L2/C5aR2   C5a  C5adesArg  C5aR1  G-protein   ßarrs  G-protein   ßarrs  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 10

 Local   immune cell  activation   and function  The multiple sources of C5 / C5a and its systemic and cellular functions   Gosh and Rana Int. Immunopharmacol 2023  C5  Singh and Kemper Eur. J. Immunol.2023  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 11

Multi-functional roles of C5a in distinct myeloid cells via C5aR1 activation


Adhesion molecule expression
Release of granule enzymes
Cytokine release
Chemotaxis
Enhanced phagocytosis
Cytokine release
Chemotaxis
Granule enzyme release
Chemotaxis
Histamine release
Suppression of apoptosis
Reduced contractility
Stimulate liver regeneration
Neutrophils
Hepatocytes
Monocytes
Macrophages
Eosinophils
Mast cells
Cardiomyocytes
T-lymphocytes
C5a

C5aR1 drives NETosis


C5a
C5aR1
ROS
Neutrophil

Critical driver of inflammation in Neutrophilic Skin Diseases
(Hidradenitis suppurativa, Pyoderma gangrenosum)

Gosh and Rana *Int. Immunopharmacol* 2023

Silva et al *J Clin Invest* 2023 / Wang et al. *J. Invest. Dermatol.* 2024 / Byrd et al. *Sci. Immunol.* 2019

Page 12
Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology
inflaRx

 The C5a/C5aR1 axis synergizes with other innate immune receptors to promote a pro-inflammatory environment  TLR  Synergistic effects on  Inflammation   Autoimmunity  Infection  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 13

 Monocyte  LPS   PGE2  IL-6, TNF-a, IFN-g  C5aR1  C5aR1  Myeloid cell  C5aR1 signaling induces pro-inflammatory patterns in myeloid immune cells   Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 14

 C5a/C5aR1 axis activation in macrophages drives Th17 development  Hashimoto et al. J. Exp. Med. 2010  HS = Hidradenitis suppurativa; PG = Pyoderma gangrenosum  Th17 responses are frequently found in neutrophilic skin diseases such as HS and PG.  IL-17 promotes neutrophil migration into affected skin areas.  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 15

 Infectious Diseases  Cardiovascular Diseases  Neoplastic Diseases  Allergic Diseases  Neurodegenerative   Diseases  C5aR1  C5a  Kidney Disease  Autoimmune Diseases  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 16

  C5aR1 As a Target in the Complement System   Prof. Dr. Jörg Köhl

C5a/C5aR1 signaling inhibition: the importance of a targeted approach

Complement Pathways		
Classical	**Lectin**	**Alternative**
Antibody binding	Mannose binding	Foreign surfaces

C3 activation

C5-convertases

1.) through C5 convertases (complement mediated)

Targeting C5 (e.g. marketed C5 blockers) **does not prevent enzymatic C5a formation**, but only complement pathway-mediated cleavage (classic, lectin, alternative) **not suitable** for tightly controlling C5a/C5aR1-driven inflammation


MG7
domain
scissile
bond
C5a
C5aR1

2.) through enzymatic cleavage at scissile bond (thrombin, trypsin, elastase, etc.)

Key Mediator of Inflammation involved in many inflammatory pathways and upstream of the cytokine network

Page 18
Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology
inflaRx

 Autoimmune Diseases  Infectious Diseases  Cardiovascular Diseases  Neoplastic Diseases  Allergic Diseases  Neurodegenerative   Diseases  C5aR1  C5a  Kidney Disease  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 19

 Ahrens et al., Am J Pathol 2012  C5ar1-/- mice are protected from the development of anaphylaxis  Kordowski et al. Allergy 2019  Ovalbumin induced allergic / anaphylactic gut permeability increase leading to diarrhea  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 20

C5aR1-mediated induction of anaphylaxis via mast cell activation



Intestinal epithelium
Food allergens
Symptoms (diarrhea/anaphylaxis)
FcεR1/Allergen
C5
C5a
C5a
LP-DCs
C5aR1
CD4+ TH2
2
Mediators
Histamine
H
3
Vaso-permeability
– C5aRA
+ C5aRA
+ C5aRA
FcεR1/Allergen
1
Plasma cell
C5aR1
IgE
C5ar1 mRNA
C5aRA
C5aRA
C5aRA
C5aR1
Histamine receptor
Mast cell
Endothelial cells

Kordowski et al. *Allergy* 2019

Activation of the C5a/C5aR1 axis drives the development of anaphylaxis at several levels:

1. The regulation of the B cell response in male mice that leads to the production of antigen-specific IgE.
2. The enhancement of FcεR1-dependent degranulation of MCs.
3. The sensitization of the vascular system towards the MC mediator histamine.

Page 21

Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology

inflaRx

 Yanase et al. Cells 2021  Mast cell activation and its role in chronic spontaneous urticaria (CSU)  addressed by   Prof. Maurer  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 22

 Autoimmune Diseases  Infectious Diseases  Cardiovascular Diseases  Neoplastic Diseases  Allergic Diseases  Neurodegenerative   Diseases  C5aR1  C5a  Kidney Disease  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 23

Neutrophilic skin diseases are associated with activation of C5aR1

- Hidradenitis suppurativa*
  - Increased systemic C5a levels
  - Increased local C5aR1 expression
  - Skin microbiota expressing C5-cleaving enzyme

→ Addressed by Prof. Sayed

- Pyoderma gangraenosum**
  - High levels of local C5a in wound fluid
  - C5a drives strong NET formation and elastase production
  - Increased local C5aR1 expression

- Pemphigoid diseases***
  - Complement deposition at the dermal/epidermal junction
  - Increased local C5aR1 expression in skin lesions
  - C5aR1 deletion or targeting protects from the development of skin lesions in preclinical BP models

* Grand et al. *Exp. Dermatol.* 2019 ** Flora et al. *Exp. Dermatol.* 2021 / Wang et al. *J. Invest. Dermatol.* 2024 *** Papara et al. *Front Immunol. 2022* / *Emtenani et al. Front. Immunol. 2022*

Page 24 Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology inflaRx

The hypothesis of bacterial-induced C5aR1 / TLR cross-talk driving skin inflammation



Tooth
Dentin
Enamel
P. gingivalis
Gingipains
C5
C5b
C5a
C5aR1
TLR1–TLR2
Inflammatory cytokines
PI3K
MAL
MYD88
RHOA
Ubiquitylation and proteasomal degradation
Actin polymerization
Phagocytosis
Antimicrobial responses
Gingival epithelium
Dysbiotic microbial community
Complement activation
Synergy
TLR activation
Inflammatory cytokines
Anaphylatoxins and chemokines
Nutrients
IL-6, IL-23
Inflammatory tissue breakdown products
IL-17
Neutrophil
T_H17 cell expansion
Connective tissue degradation
Fibroblast
Osteoclast precursor
Blood vessel
Recruitment of myeloid cells
Activated osteoclast
Bone resorption
Gingival connective tissue
Bone

Mastellos et al. *Nat Rev Immunol* 2024

- The bacterium *Porphyromonas* in the oral cavity cleaves C5 into C5a and activates TLR2 to subvert complement/TLR-driven anti-microbial responses.
- This leads to a dysbiotic microbial community activating complement and PRRs* to induce inflammatory cytokines (IL-6, IL-23) promoting Th17 cell expansion and neutrophil recruitment.
- The feedforward loop connecting dysbiosis and inflammation is self-sustained and contributes to chronicity.

- Microbiome studies identified Porphyromonas in HS as strongly associated with disease activity.**
- Maladaptive Th17 immunity is a critical driver of disease in HS.
- Of note: the C5a/C5aR1 controls Th17 development in experimental arthritis.

* PRR = pattern recognition receptor **Ring et al. JAMA Dermatol. 2017 / Guet-Revillet et al. Clin Infect Dis 2017

Page 25
Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology
inflaRx

Neutrophilic skin diseases are associated with activation of C5aR1

- Hidradenitis suppurativa*
  - Increased systemic C5a levels
  - Increased local C5aR1 expression
  - Skin microbiota expressing C5-cleaving enzyme

→ Addressed by Prof. Sayed

- Pyoderma gangraenosum**
  - High levels of local C5a in wound fluid
  - C5a drives strong NET formation and elastase production
  - Increased local C5aR1 expression

- Pemphigoid diseases***
  - Complement deposition at the dermal/epidermal junction
  - Increased local C5aR1 expression in skin lesions
  - C5aR1 deletion or targeting protects from the development of skin lesions in preclinical BP models

* Grand et al. *Exp. Dermatol.* 2019 ** Flora et al. *Exp. Dermatol.* 2021 / Wang et al. *J. Invest. Dermatol.* 2024 *** Papara et al. *Front Immunol. 2022 / Emtenani et al. Front. Immunol. 2022*

Page 26 Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology inflaRx

Neutrophilic skin diseases are associated with activation of C5aR1

- Hidradenitis suppurativa*
  - Increased systemic C5a levels
  - Increased local C5aR1 expression
  - Skin microbiota expressing C5-cleaving enzyme

→ Addressed by Prof. Sayed

- Pyoderma gangraenosum**
  - High levels of local C5a in wound fluid
  - C5a drives strong NET formation and elastase production
  - Increased local C5aR1 expression

- Pemphigoid diseases***
  - Complement deposition at the dermal/epidermal junction
  - Increased local C5aR1 expression in skin lesions
  - C5aR1 deletion or targeting protects from the development of skin lesions in preclinical BP models

* Grand et al. *Exp. Dermatol.* 2019 ** Flora et al. *Exp. Dermatol.* 2021 / Wang et al. *J. Invest. Dermatol.* 2024 *** Papara et al. *Front Immunol. 2022 / Emtenani et al. Front. Immunol. 2022*

Page 27 Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology inflaRx

Neutrophilic skin diseases are associated with activation of C5aR1

- Hidradenitis suppurativa*
  - Increased systemic C5a levels
  - Increased local C5aR1 expression
  - Skin microbiota expressing C5-cleaving enzyme

→ Addressed by Prof. Sayed

- Pyoderma gangraenosum**
  - High levels of local C5a in wound fluid
  - C5a drives strong NET formation and elastase production
  - Increased local C5aR1 expression

- Pemphigoid diseases***
  - Complement deposition at the dermal/epidermal junction
  - Increased local C5aR1 expression in skin lesions
  - C5aR1 deletion or targeting protects from the development of skin lesions in preclinical BP models

* Grand et al. *Exp. Dermatol.* 2019 ** Flora et al. *Exp. Dermatol.* 2021 / Wang et al. *J. Invest. Dermatol.* 2024 *** Papara et al. *Front Immunol. 2022 / Emtenani et al. Front. Immunol. 2022*

Page 28 Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology inflaRx

 Pathophysiologic role of the C5a/C5aR1 axis in pemphigoid disease  Structural proteins of the dermal/epidermal junction (DEJ)  as targets of auto-antibody formation in Pemphigoid Disease  Schmidt and Zillikens, Lancet, 2013  Role of C5a/C5aR1 in blister formation and   skin inflammation  Epidermolysis Bullosa Acquisita (EBA)  Miyamoto et al., An Bras Dermatol., 2022  Papara et al., Front Immunol., 2022  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 29

 The C5a/C5aR1 axis controls neutrophil migration into the skin  B6.s  C5ar1-/-  Week-2  Week-4  Week-6  Week-8  B6.s  C5ar1-/-  Ly6G  Kenno et al. (unpublished work from the Köhl lab)  Immunization-induced „active“ model of EBA  C5aR1 controls neutrophil migration into the skin  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 30

C5aR1 controls the early generation of auto-antigen-specific IgG Abs and their inflammatory potential

Auto-antibody (AAb) formation


IgM AAbs
OD450
1.0
0.8
0.6
0.4
0.2
0.0
1:40
1:80
1:160
1:320
1:640
1:1280
1:2560
1:5120
1:10240
Dilution factor


IgG1 AAbs
OD450
1.0
0.8
0.6
0.4
0.2
0.0
1:40
1:80
1:160
1:320
1:640
1:1280
1:2560
1:5120
1:10240
Dilution factor

Reduced switch from IgM to IgG auto-antibodies in C5ar1$^{-/-}$ mice

The data are in line with a critical role for C5aR1 in the Germinal Center B cell formation and point towards a more general role for C5aR1 in auto-antibody formation

C5aR1 may also regulate auto-antibody formation in CSU

IgG AAb-driven ROS release from neutrophils


B6.s
C5ar1-/-
Chemiluminascence
500
400
300
200
100
0
20
40
60
Time (min.)

C5aR1 controls IgG Fc (FcγR)-driven ROS* release from neutrophils – i.e. enhances the inflammatory potency of auto-antibodies

Kenno et al. (unpublished work from the Köhl lab) / Verghese et al. JCI Insight 2018 / Cumpelik et al. Nat Immunol 2021

*ROS = Reactive Oxygen Species

Page 31
Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology
inflaRx

 C5aR1 drives disease development in experimental EBA at several levels  The recruitment of neutrophils into the skin.  The early generation of Type VII collagen-specific IgG Aabs.  The inflammatory potential (ROS) of Type VII collagen-specific IgG Aabs.  Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology  Page 32

 Summary

Why target C5aR1 in the immuno-dermatologic space?

Key Message 1

Evidence for local C5a and C5aR1 expression in disease

Key Message 2

C5aR1 activates and controls key effector cells (neutrophils, eosinophils, basophils, MCs), the B cell response and Th17 development



Key Messages

Key Message 3

Targeting C5aR1 in preclinical skin disease models strongly reduces disease development

Key Message 4

Tailored targeting effect: Blocking C5aR1 leaves upstream and downstream complement pathways intact

Page 34

Prof. Dr. Jörg Köhl – Current understanding of the C5a/C5aR1 biology

inflaRx

 35  Thank you for your attention

  The role of C5aR in chronic spontaneous urticaria (CSU)   Prof. Dr. Marcus Maurer

 Page 37  Objectives for CSU session  Introduction to CSU disease, epidemiology and current unmet medical needs  Pathophysiology of the disease : Type I & IIb endotypes   The role of C5a/C5aR signaling : IgE dependent and independent pathways  The potential role of INF904 in the future treatment landscape  Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

 Chronic Spontaneous Urticaria (CSU)  CSU Overview and Unmet Need  Clinical features  An immune-mediated chronic inflammatory skin disorder, with dysregulated inflammatory cascades that leave patients predisposed to symptom development: debilitating and intensely itchy hives / wheals for > 6 weeks and often associated with angioedema  Burden of disease is high and impacts sleep, mental health, QoL and productivity due to absences from school and work  Co-morbidities include atopic disorders, depression, autoimmune and thyroid disorders  Epidemiology  Estimated prevalence is around 1% of the general population   20% of this population experiences symptoms for more than 5 years  20- to 40-year-olds are most affected, with women impacted 2x more than men  Current treatment and medical need  Therapies such as 2nd-generation antihistamines are not effective in a significant number of patients  Options such as anti Ig-E therapy and immunosuppressants also do not adequately serve the CSU population  Page 38  Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

CSU Endotypes : type I auto-allergens and type IIb autoimmunity

C5aR signaling is suggested to be involved in both Type I and Type IIb endotypes

1. **Type I autoallergens (IgE mediated)**
   Close contact of two Fc regions of the IgG anti-FcERI or IgG anti-IgE FcERI complex activate complement factor C1

2. **Type IIb autoimmunity (IgG mediated)**
   C5a is activated by the binding of IgG-anti-FcεRI or IgG-anti-IgE to FcεRI on mast cells and basophils
   ~30% of CSU



Complement activation
C4b2a3b
C1 activated
C5
C1
Anti-FcERI IgG
C5a
Activated Coagulation Factors II and X generate C5a from C5
C5
FIIa
FXa
Coagulation system activation
TF
C5aR
Anti-IgE-FcERI IgG
FceRI
Histamin release

Modified from Kaplan AP et al Clin Exp Allergy 2009 and Yanase Y, J Allergy Clin Immunol 2021

Page 39
Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)
inflaRx

 Page 40  **  CSU  healthy  controls  Munoz M. Charite Berlin Data on file  C5aR is upregulated in the skin of CSU patients  Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

C5a levels are increased in CSU: an important new mechanism for histamine releases

CSU patients have elevated C5a levels


46.9 ng/ml
p = 0.004
20.1 ng/ml
CSA
Cases
Control
N=95
N=42

CSU patients show evidence of complement activation in the skin


C4d staining in skin biopsy

C5a induces histamine release from basophils in a dose-dependent manner


Histamine Release(%)
60
50
40
30
20
10
0
3
4
13.5
39
41.5
51
43
0
0.5
5
50
500
5000
50000
C5a (ng/mL)

Histamine release (percentage) from donor basophils stimulated with increasing levels of C5a

Bhatia et al. 2024 *Asia Pacific Allergy* ; Aghdam et al. 2021 *Clin Transl Allergy*.

Kikuchi, 2002 *J Allergy Clin Immunol*:109

Page 41

Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

InflaRx

 Page 42  INF904 can effectively block C5a-mediated histamine releases (IgE-independent)  InflaRx Data on file  C5a-mediated histamine release from human basophils can be effectively inhibited by INF904   Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

C5a drives mast cell attraction, activation and degranulation



Wheal
Flare
Epidermis
Keratinocyte
Other sources
C5
Tryptase
C5a
C5aR(CD88)
Mast cell
Mast cell
Degranulation
Histamine
C5aR
Baso
Endothelial cell
C5a
Baso
Histamine
Tissue factor (TF)
Extrinsic
coagulation
pathway

- The chemoattractant nature of C5a for mast cells explains their accumulation at inflammation sites
- Mast cells amplify this cross talk by producing complement proteins and activating them via their released tryptase
- C5a is also produced by the extrinsic coagulation pathway activated by Tissue Factor

Elieh-Ali-Komi D, Metz M, Kolkhir P, Kocatürk E, Scheffel J, Frischbutter S, Terhorst-Molawi D, Fox L, Maurer M. Chronic urticaria and the pathogenic role of mast cells. *Allergol Int.* *2023* Jul;72(3):359-368

Page 43
Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)
inflaRx

Current treatment landscape including Phase 3 clinical compounds

Therapy	MoA	Efficacy: 12 weeks	Limitations
Xolair® (omalizumab) marketed	Anti-IgE mAb	**300 mg Q4w** / **Placebo** UAS7 (CFB) ~-21 / ~-8 UAS7=0 36% / 9%	Black box warning [1] SC injection > 30 % remain symptomatic [5]
Dupixent® (dupilumab) Phase 3	Anti-IL4/13 mAb	**300 mg Q2w** / **Placebo** UAS7 (CFB) -16 / -9	Q2W SC injections Lack of efficacy in Xolair failures [2]
Remibrutinib Phase 3 completed	BTK inhibitor	**25 mg BID** / **Placebo** UAS7 (CFB) -20.2 / -7.9 UAS7 (CFB) -20.1 / -13.8 UAS7 (CFB) -19.6 / -11.7	BTK is expressed on haematopoietic cells including B cells, myeloid cells, platelets[3] potential long-term safety concern [Fenebrutinib – same MoA – on clinical hold by FDA]
Barzolvolimab Phase 3	Anti-cKIT mAb	**150 mg Q4w** / **Placebo** UAS7 (CFB) -23 / -10.5	SC injection c-KIT is expressed on haematopoetic stem cells, melanocytes, CNS and germ cells [4] Hair discolouration, urticaria, neutropenia Unknown impact of long-term mast cell depletion

NB. Apart from anti-histamines, anti-IgE therapy is the only approved therapy for CSU patients.
Off label usage include cyclosporin, hydroxychloroquine, etc

1. Xolair label 2. Sanofi PR 29/07/21 3. Russkamp et al *Experimental Haematology* 2021;95:31-45 4. Garg N et al *J Clin Med* 2022;11(20)6039 5. Metz 2020

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Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

inflaRx

 There are opportunities for another novel MoA such as anti-C5aR with INF-904  Page 45  Opportunities  Ease of administration to address patient preference and adherence:  Oral capsules (BD or QD dosing)  New mechanism of action to treat all affected CSU patient populations:  Type I IgE mediated and Type IIb autoimmune non-IgE mediated   Anti-Ig E naïve and refractory patients   Excellent benefit-risk profile   Fast onset of action to alleviate itch and hives within 4 weeks or earlier  Durability of response   No Black Box warning  No hair or skin discoloration during and after treatment  No issues with neutropenia or thrombocytopenia  No recurrence of urticaria  Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

Predictor of efficacy from Phase 2 UAS7 data change from baseline (CFB) at 4 weeks

- Historical UAS7 placebo rates at 4 weeks have ranged from -5.4 to – 9.6 (with an average of -7)
- UAS7 efficacy results at 4 weeks show that those who did not achieve a min. CFB vs placebo of -9 have not succeeded in a longer-term Phase 2B study of 12 weeks or longer



Placebo
Treatment
Difference vs historical placebo mean CFB (-7)
5
0
-5
-10
-15
-20
-25
-7.2
-5.4
-9.6
-6
-7
-20
-20
-20.7
-16
-11
-5
-13
-13
-14
-9
-4
2
omalizumab (anti-IgE mab-oma naive) n=25
remibrutinib (BTK oral) n=43
fenebrutinib (BTK oral) n=23
barzolvolimab (c-KIT mab) n=52
benralizumab (anti-IL5 mab) n=58
lirentelimab (anti-siglec8 mab-all CSU) n=26

Saini S et al *J Allergy Clin Immunol.* 2011, Maurer M et al. *J Allergy Clin Immunol.* 2022, Metz M et al. *Nat Med. 2021*, Altrichter S et al. *Br J Dermatol. 2024*, Altrichter S et al. *J Allergy Clin Immunol.* 2022, AAAI 2024

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Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

inflaRx

 A strong rationale for developing INF904 in CSU   Page 47  Conclusion:  C5aR signaling is involved in histamine release and mast cell/basophil activation in CSU   This C5a-mediated histamine release is independent of the IgE pathway and has been suggested to play a role in both subtypes of CSU  C5aR inhibition represents a novel mechanism of action (MoA) to address an unmet medical need in CSU  INF904 as an oral potent C5aR inhibitor is ideally positioned for development in CSU  Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

 Charité Berlin Team  Page 48  Prof. Dr. Marcus Maurer – The role of C5aR in chronic spontaneous urticaria (CSU)

  The Role of C5aR in Hidradenitis Suppurativa   Dr. Chris Sayed, MD  Prof. of Dermatology

 Disease background  Dr. Chris Sayed, MD  Prof. of Dermatology

 Hidradenitis Suppurativa (HS)   HS Overview and Unmet Need  Clinical features  A chronic inflammatory disease characterized by abscesses, nodules and draining tunnels (dTs) with purulent and bloody drainage in sites such as axillae, groin, buttocks, and breasts  Flares are unpredictable and cause permanent disfigurement and disability with need for surgery  Epidemiology  Prevalence in the US and EU is estimated to be 0.7% - 1.2% with more than 200,000 moderate to severe patients in the US alone  Current treatment and medical need  Current treatments include pain management, antibiotics, corticosteroids and biologics  Response rates for most medications average less than 50%, and many patients with standard HiSCR response still have high QOL impact  Surgery is often necessary for patients with draining tunnels despite current medical management, creating a high unmet need to better manage draining tunnels  Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  Page 51

 PATHOPHYSIOLOGY – what’s new  Chris Sayed, MD  Prof. of Dermatology

 C5a is elevated in HS and has a role in HS pathogenesis   van Straalen KR Front. Immunol. 13:953674.doi: 10.3389/fimmu.2022.953674  Mechanism in HS development:   Follicular inflammation and an altered microbiome trigger complement activation including C5a/C5aR engagement  Inflammation and dysregulated wound healing lead to chronically inflamed and draining tunnels  This reaction can be blocked by:  Vilobelimab (anti-C5a antibody) and  INF904 (anti-C5aR inhibitor)     Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  Page 53

Neutrophils play a critical role in HS pathogenesis especially in draining tunnels (DTs)


T: Tunnel
G: Granuloma
F: Fibrosis
T
G
F



Van Straalen et al. 2022. Front Immunol 21.

Hurley stage III patient with tunnel formation and surrounding granulomatous inflammation with foreign body giant cells. **C5aR1 staining positive – neutrophils, histiocytes and giant cells**

Of note: C5aR positive staining on neutrophils is found in all 3 Hurley stages

› C5a is a key Chemoattractant and a strong activator of neutrophils (which have high C5aR density) leading to Neutrophil Extracellular Traps (NET) which are believed to be a disease driver in HS


H&E
NE: Neutrophil Elastase
HS Lesional Tunnel
L
L

Navrazhina et.al, *J Allergy Clin Immunol,* 2021

Neutrophils infiltrate inflammatory lesions in HS, including within tunnels and the surrounding tissue

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Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa

inflaRx

 What have we learned from C5a/C5aR signaling inhibition in HS  Dr. Chris Sayed, MD  Prof. of Dermatology

 Phase 2a open label study vilobelimab in HS : HiSCR results  0%  0%  50%  42%  67%  75%  83%  0%  40%  20%  60%  80%  Baseline  Day 22  Day 29 Day 36 Day 43  HiSCR response in HS patients  Day 50*  Day 134  DESIGN  EFFICACY OUTCOME  SAFETY / TOLERABILITY RESULTS  Open label / single center / 12 patients / 1 dose group with weekly i.v. 800 mg until week 8 (plus one additional loading dose on day 4)  75% of patients HISCR responders at week 8 and 83% at end of trial (late-stage patients who previously failed to respond to SOC incl. TNF- alpha blockade)  Repeated high dose i.v. administration of vilobelimab was well tolerated with a good safety profile  * Last vilobelimab administration  Male  8   (66.7%)  Age [y]   48 ± 15  50 (22; 69)  Hurley Stage III  12   (100%)  BMI  27.3 ± 4.9  26.6 (19.6; 34.5)  Weight [kg]  82.2 ± 14.7  78.0 (63.0; 105.0)  Duration of HS [y]  20 ± 9  20 (3; 35)  AN count  6.4 ± 2.5  6 (3; 11)  Failure to TNF-alpha blockade  9/12  Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  InflaRx data on file  Page 56

 Day 1  Day 22  Hypogastrium  Day 1  Day 22  Left axilla  Phase 2a open label study vilobelimab in HS: visual result examples  Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  InflaRx data on file  Page 57

 Day 1  Day 134  Gluteal fold  Right inguiinal  Day 1  Day 134  Phase 2a open label study vilobelimab in HS: visual result examples  Day 1  Day 134  Scrotum  Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  InflaRx data on file  Page 58

Vilobelimab in HS: Phase 2b SHINE study details

Main Period: n = 179 enrolled, 177 treated

Arm	Dose	n
Placebo		n=36
Vilobelimab minimal dose	(400 mg q4w)	n=34
Vilobelimab low dose	(800 mg q4w)	n=35
Vilobelimab medium dose	(800 mg q2w)	n=36
Vilobelimab high dose	(1200 mg q2w)	n=36

Open Label Extension Period (OLE): n = 156

Week 16 HiSCR Responders: (800 mg q4w)
Vilobelimab low dose *67/72(93%) finished*

Week 16 HiSCR Non-Responders: (800 mg q2w)
Vilobelimab medium dose *54/84(64%) finished*

Important Note: Patients entering the OLE remained blinded to their initial therapy

Screening | **16 weeks (double blind)** | **28 weeks (24 weeks treatment + 4 weeks observation)**

TOTAL TREATMENT TIME: 9 months (week 40) + 1 month observation (week 44)

MAIN GOALS

- Test a dose-dependent effect of vilobelimab on HiSCR* response at week 16 (primary endpoint)
- Assess long-term safety of vilobelimab
- Test durability of response with lower maintenance therapy in OLE

*HiSCR response defined as: At least 50% reduction in total AN count (abscesses & inflammatory nodules) with no increase in the number of abscesses from baseline and no increase in the number of draining fistulas from baseline

Page 59 Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa inflaRx

SHINE STUDY: primary endpoint HiSCR response not achieved with unusually high placebo response rate (week 16)


HiSCR 50 (week 16)
% HiSCR response
80
60
40
20
0
47.1
40.0
51.5
38.7
45.5
Placebo
400 Q4W
800 Q4W
800 Q2W
1200 Q2W

An unusually high placebo response rate


HiSCR 50 – reported placebo data week 16
% HiSCR response
80
60
40
20
0
32.5
30.5
28.8
38.9
41.5
47.1
Pla-Sekukinumab
Pla-Bimekizumab
Pla-Povorcitinib
Pla-Guselkumab
Pla-Risankizumab
Pla-Vilobelimab

- Secukinumab (anti-IL17A) 2 x phase 3 placebo n=180 -183 (mean in graph) / Kimball et al, Lancet 2023
- Bimekizumab (anti-IL17A&17F) 2 x phase 3 placebo n=72 – 74 (mean in graph) /Kimball et al, Lancet 2024
- Povorcitinib (oral JAK inhibitor) phase 2; placebo n=52 / Kirby et al, Acad Dermatol. 2024
- Guselkumab (IL-23 inhibitor) phase 2, placebo n=62 / Kimball et al, J Eur Acad Dermatol Venereol. 2023
- Risankizumab (IL-23 inhibitor) phase 2, placebo n=80 / Kimball et al, Dermatol Ther (Heidelb). 2023
- Vilobelimab (anti-C5a) phase 2, placebo n=36

InflaRx data on file

Page 60
Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa
InflaRx

 Secukinumab (anti-IL17A) phase 3 Sunshine n=180 / Kimball et al, Lancet 2023   Secukinumab (anti-IL17A) phase 3 Sunrise n=180 / Kimball et al, Lancet 2023   Bimekizumab (anti-IL17A&17F) phase 2 n=44 / Glatt et al, JAMA Dermatol. 2021  Bimekizumab (anti-IL17A&17F) q2w phase 3 n=289 / Kimball et al, Lancet 2024  Bimekizumab (anti-IL17A&17F) q2w phase 3 n=291 / Kimball et al, Lancet 2024   Sonelokimab 120 (anti-IL17A&17F) n=66 phase 2 / Kimball et al. EADV 2023  Adalimumab (anti-TNFα) Phase 3 Pioneer 1 n= 153 / Kimball et al, N Engl J Med. 2016  Adalimumab (anti-TNF α) Phase 3 Pioneer 2 n= 163 / Kimball et al, N Engl J Med. 2016  Povorcitinib (oral JAK inhibitor) phase 2; n=52 / Kirby et al, Acad Dermatol. 2024  Upadacitinib (oral JAK inhibitor) phase 2; n=47 / Kimball et al; JAAD 89(3), Supplement, AB42  Vilobelimab (anti-C5a) 1200 mg n=36 phase 2  HiSCR50 comparison from reported positive studies (week 16 or week 12) to vilobelimab outcome  Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  Page 61

 HiSCR 50% response in the OLE suggests that non-responders gain response (42%) on vilo and that 71% keep response on low dose vilo maintenance treatment   HiSCR response rate (%) per visit* (OLE) – with 95% CI   * Full analysis set   Responders  (n = 72)  Non-responders  (n = 84)  sub-optimal doses (low or medium dose) in OLE phase  All OLE patients  Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  InflaRx data on file  Page 62

 SHINE Study: Patients who completed the OLE phase (w 40) showed substantial inflammatory lesion reductions when compared to observed placebo count reductions from the double-blind main period (w 16)  * Full analysis set (unadjusted)  Relative reduction (% mean) of counts / scores compared to respective baseline (Day1)*  Placebo patients on week 16  placebo group week 16  OLE patients week 40  All OLE patients on week 40 (n=116)  Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  InflaRx data on file  Page 63

 SHINE STUDY: outcome of ANdT count and IHS4 score (week 16)  * Full analysis set baseline adjusted  p= 0.0279  Relative Change %  n = 32-36 patients/group  ANdT Count Change (LS means)*  p= 0.0202  Relative Change %  Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  InflaRx data on file  Page 64

SHINE STUDY: evidence of inflammatory lesion reduction under C5a inhibition (w 16)


DT Count Change Week 16 (LS means)*
Placebo
400 Q4W
800 Q4W
800 Q2W
1200 Q2W
% Reduction in Number of Draining Tunnels
0
-10
-20
-30
-40
-50
-60
-70
-18.0
-14.5
-15.0
-28.0
-63.2
p= 0.0359


Complete resolution of DT (DT100) **
% patients with DT 100 response
45
40
35
30
25
20
15
10
5
0
40.9
13.0
Placebo
1200 Q2W
p= 0.0195

absolute delta to placebo = **27.9%**

= **3.1 x relative DT100** responder improvement

* Full analysis set baseline adjusted, LS Means

InflaRx data on file

** Patients with at least 1 DT at baseline, placebo n=23, vilobelimab n=22

Page 65

Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa

inflaRx

Evidence for efficacy of C5aR inhibition in HS: Avacopan data

Efficacy Evidence in Total Data Set*



AN count reduction (w12)*
Absolute change
0
-2
-4
-6
-8
-3.1
-3.4
-5.1
IHS-4 count change (w12)*
Absolute change
0
-2
-4
-6
-8
-10
-12
-6.4
-7.9
-9.4
placebo
Avacopan 10mg bid
Avacopan 30mg bid

Primary outcome**



% HiSCR All Patients
Responder Rate (%, Mean)
45
40
35
30
25
20
15
10
5
0
30.8
22.4
35.1
35.3
21.4
31
22.2
24
42.6*
All
Hurley Stage II
Hurley Stage III
Placebo
N=130
Avacopan 10 mg BID
N=134
Avacopan 30 mg BID
N=134
*p=0.0349



Median % Change from Baseline in IHS4 Scores
Hurley Stage III patients
Median % change from baseline
0
-5
-10
-15
-20
-25
-30
-35
-40
-45
0
-3.1
-7.4
-10.4
-13.3
-26.7
-25.9
-22.7
-41.9
0
2
4
6
8
10
12
14
Weeks
Placebo
N=45
Avacopan 30 mg
N=47

* Reported outcome results at clinicaltrials.gov, Chemocentryx, Avacopan HS phase II trial (AURORA)
** Data from Chemocentryx presentation on Avacopan HS phase II trial (AURORA) results, October 28, 2020: note: overall results were not stat. significant for HiSCR in all moderate to severe HS patients (primary endpoint)

Page 66 Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa InflaRx

 What have we learned from C5a/C5aR inhibition in HS  Dr. Chris Sayed, MD  Prof. of Dermatology

 Summary and rationale for developing INF904 as potent oral C5aR inhibitor in HS  Learnings:  Both C5a as well as C5aR signaling inhibition have resulted in clear signals of efficacy (reduction of inflammatory lesions + established scores) in moderate to severe HS patients  Both treatment attempts (vilobelimab and avacopan) were likely underdosed. Of note: avacopan has been reported to have a long accumulation pattern, reaching steady state only at week 13*  INF904 is ideally positioned as an oral C5aR inhibitor with optimized PK / PD profile to address C5aR signaling in HS  * Source: Data from avacopan NDA filing for ANCA-associated vasculitis.   Dr. Chris Sayed, M.D. Prof. of Dermatology – The Role of C5aR in Hidradenitis Suppurativa  Page 68

 Q&A Experts panel  Page 69

  Next clinical development steps for INF904  Dr. Camilla Chong, MD  CMO

 Phase 2a open label basket study in CSU and HS  Page 71  To determine the appropriate dosing regimen in CSU & HS with safety, PK and efficacy measurements in order to progress to a larger placebo-controlled Phase 2b clinical program.  Basket study approach has been agreed with FDA for a single IND submission.  FPI scheduled for Q4 2024 with preliminary results expected in Summer 2025.  Clinical development strategy

 Phase 2a open label basket study concept  Page 72  Primary and Secondary endpoints are the same in determination of safety and PK measurements in CSU and HS study population   Exploratory clinical endpoints including PROs will be specific to each disease  Arm 1  Arm 2  Arm 3  HS 4 weeks treatment (n=10 per arm) arm  INF904 30 mg BID  INF904 60 mg BID  INF904 90 mg BID  R  1:1:1  Baseline  Arm 1  Arm 2  Arm 3  CSU 4 weeks treatment (n=15 per arm)  INF904 30 mg BID  INF904 60 mg BID n=10  Anti-IgE non responders INF904 90 mg BID  R   1:1  Baseline  INF904 90 mg BID

Study design for CSU


CSU 4 weeks treatment (n=15 per arm)
4 weeks follow-up
Baseline
EOT
EOS
R
1:1
Arm 1
INF904 30 mg BID
Arm 2
INF904 90 mg BID
Arm 3
Anti-IgE non responders INF904 90 mg BID

Exploratory Endpoints

- Change of the weekly Urticaria Activity Score 7 (UAS7) , Hives Severity Score (HSS7) and Itch Severity Score (ISS7)
- Biomarkers : Tryptase, IgE, IgG, anti-TPO

Patient Reported Outcome (PRO) Endpoints:

- Urticaria Control Test (UCT7)
- Angioedema Activity Score (AAS 7)
- Chronic Urticaria Quality of Life Questionnaire (CU-Q2oL)

Primary Endpoint:

- Frequency, severity, and relatedness of treatment-emergent adverse events (TEAEs), serious adverse events (SAEs) using MedDRA classification.

Secondary Endpoints:

- Plasma PK parameters of INF904 will be calculated as appropriate from observed data for Cmax, Cmin, T max and systemic exposure AUC_{0-24}, AUC_{0-last}

Page 73
inflaRx

Main inclusion criteria for CSU

Patients diagnosed with moderate to severe CSU and inadequately controlled by second generation H1-antihistamines at the time of randomization as defined in the following:

1. The presence of itch and hives for ≥6 consecutive weeks prior to screening in spite of use of non-sedating H1-antihistamines according to local treatment guidelines during this time period
2. UAS7 score (range 0-42) ≥16 and UCT7 <12 during 7 days prior to randomization (Day 1)
3. Arm 3: non-responder to Anti-IgE therapy as defined by previous treatment with at least 300 mg (q4w) anti-IgE therapy for at least 4 months (minimum of 4 injections) and who had an inadequate response resulting in anti-IgE therapy discontinuation, as confirmed by investigator assessment

CSU diagnosis for ≥ 6 months

Page 74

inflaRx

 Page 75  Exploratory Endpoints (all change from baseline, CFB):  Total Abscess (A), Inflammatory Nodule (N) and draining tunnels (dT) Count (ANdT, AN and separate counts for each lesion), HS lesions related scores (HiSCR –various, modified-HiSCR, IHS-4)  Clinician’s Global Impression of Change (CGI-C)  Patient Reported Outcome (PRO) Endpoints (all CFB):  Global Impression of Change in General Quality of Life related to HS (PGI-C QoL)  Global Assessment of Skin Pain (NRS)  Dermatology Life Quality Index (DLQI)  Primary and Secondary Endpoints on Safety and PK are similar to CSU  Arm 1  Arm 2  Arm 3  HS 4 weeks treatment (n=10 per arm)  4 weeks follow-up  INF904 30 mg BID  INF904 60 mg BID  INF904 90 mg BID  R  1:1:1  Baseline  EOT  EOS  Study design for HS

 Main inclusion criteria for HS  Page 76  Moderate or severe hidradenitis suppurativa (with Hurley Stage II or III), and an Abscess and Nodule (AN) count ≥ 5. Inflammatory lesions should affect at least 2 distinct anatomic areas  Diagnosis of HS based on clinical history and physical examination for at least 6 months prior to the Baseline visit; diagnosis must be verifiable through medical notes and documentation  Patients must have had an inadequate response to at least a 3-month (90 days) trial of oral antibiotics for treatment of HS (or demonstrated intolerance to or have a contraindication to oral antibiotics for treatment of their HS)

 Commercial Opportunity   Dr. Thomas Taapken  CFO

 Focus on immuno-dermatology – attractive and rapidly growing market opportunity  Page 78  The immuno-dermatology market is witnessing robust growth, driven by the increased incidence of disease, emerging targeted therapeutics and improved diagnostic capabilities  Market growth rates are attracting several pharmaceutical companies to this area, with a noticeable increased focus on immuno-dermatology by companies active in the overall I&I field  With the right product profile, there is the potential to address multiple multi-billion-dollar market opportunities in several diseases in this category

 Strong commercial potential based on differentiated profile of INF904  Oral availability provides for ease of administration and patient acceptance  Favorable drug metabolism, PK and toxicology profile positions INF904 as a potential strong alternative to other drug classes  INF904 could address areas of high unmet medical need given its strong emerging profile  CSU: mechanism of action that suggests impact on IgE-dependent and -independent disease phenotypes  CSU and HS: Maintenance / durability of response  HS: treatment of draining disease / draining tunnels in HS  CSU and HS: safe mechanism of action not associated with known serious side effects  MoA is highly relevant in several immuno-dermatology indications, including most neutrophilic dermatoses  Unique mechanism could provide a strong alternative to biologic therapies and may offer advantages to currently developed oral approaches  Differentiation also applies to other inflammation & immunology disease areas beyond immuno-dermatology  Page 79

 CSU market dynamic and INF904 commercial opportunity  Overall CSU US market size* estimated to be US$ 1.1 Bn in 2024 and growing at 10% CAGR to US$ 3.1 Bn by 2035, mainly driven by new therapies for severe disease entering the market  incidence approx. 400k patients p.a. (US)  anti-histamine refractory; approx. 85k (US, eligible for treatment with biologics and other “advanced therapies”) – numbers estimated for 2035  Overall maximum market potential for INF904 in CSU could exceed US$ 1 Bn p.a. – based on primary market research conducted for IFRX, including physician interviews and additional research  *IFRX proprietary market research, Clarivate  POTENTIAL DRIVERS   strong efficacy  clean safety profile  efficacy in   omalizumab-refractory  convenient oral dosing  Page 80

 HS market dynamic and INF904 commercial opportunity  Overall HS US market size* estimated to be US$ 1.3 Bn in 2024 and growing at 15% CAGR to US$ 6 Bn by 2035, mainly driven by new therapies for severe disease entering the market  incidence approx. 320k patients p.a. (US)  2nd line treatment options benefiting approx. 115k patients p.a. (US, biologics and other advanced therapies) – numbers estimated for 2035  Overall maximum market potential for INF904 in HS could exceed US$ 1.5 Bn p.a. – based on primary market research conducted for IFRX, including physician interviews and additional research  *IFRX proprietary market research, Clarivate  strong efficacy  oral, QD dosing potential  draining tunnels reduction potential  best-in-class MoA  potentially first in class in HS  POTENTIAL DRIVERS   Page 81

 Role of C5aR inhibition spans well beyond immuno-dermatology  “Pipeline in a drug” potential of INF904  C5aR inhibition could be developed broadly in different I&I indications  Initial focus on HS and CSU but other indications (e.g., renal diseases) are likely areas for development  This opportunity could provide INF904 with multiple multi-billion-dollar market opportunities  Partnering could provide upside potential  Infectious  Cardiovascular  Neoplastic  Allergic  Neurodegenerative   C5aR1  C5a  Renal  Autoimmune  Possible disease areas in which C5aR has relevance   Page 82

 Conclusions and next steps  Page 83  InflaRx has sufficient resources to complete Phase 2a basket study in HS and CSU  Cash position as of Q1 2024 was EUR 85.8M (~$93M) – a runway into 2026  Expected start of Phase 2a open label study by year-end 2024, with data in summer 2025  Goal is to generate additional safety and PK data, as well as show meaningful improvements in relevant disease activity measures in CSU and HS  Open label design may allow for interim read-out and to solidify planning for Phase 2b trials currently planned for 2025  May accelerate development timelines and/or partnering discussions

 Summary  Prof. Dr. Niels C. Riedemann  CEO

 Summary and conclusions from today’s presentation  Page 85  Thank you for your attention!   The new oral C5aR inhibitor INF904 has best-in-class potential and has been developed to become a pipeline-in-a-drug in the immuno-dermatology space and broader I&I space  Supported by cutting-edge science, there is significant market potential for INF904 in CSU, HS and beyond  Special thanks from the entire InflaRx team to our experts on the call and supporters: Prof. Jörg Köhl, Prof. Marcus Maurer and Prof. Chris Sayed!

 Q&A   all presenters  Page 86

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